Exhibit 4.6

Michael J. Utsler
BPXA Senior Vice President
Greater Prudhoe Bay
BP Exploration (Alaska) Inc.
900 E. Benson Boulevard
Anchorage, Alaska 99508
VIA OVERNIGHT MAIL &
AS A SCANNED ATTACHMENT TO E-MAIL
December 21, 2007
Ms. Ming J. Ryan, Vice President
The Bank of New York
101 Barclay Street
New York, NY 10286
    Re: BP Prudhoe Bay Royalty Trust
Dear Ms. Ryan:
The purpose of this letter is to follow up on our e-mail to Richard Bourgerie last week advising that the Alaska legislature during its special session this past October and November passed “SCS CSHB 2001(FIN) am S” (the “Act”) which amends Alaska’s oil and gas properties production tax under AS 43.55 (the “Tax”), and to discuss with The Bank of New York (“Bank”) how those amendments should be reflected in payments to the overriding royalty interest (“ORRI”) held by the Prudhoe Bay Royalty Trust (the “Trust”). On December 19, 2007 Governor Sarah Palin signed the Act. The law becomes effective the day after Governor Palin signed the Act, or December 20,2007. The State of Alaska website to access the Act is:
http://www.legis.state.ak.us/PDF/25/Bills/HB200 IZ.PDF.
While the Act is very complex and some of the final elements are unknown at this time, we believe the Act’s amendments do not change the fundamental character of the Tax in the sense that it continues to be based on the spot price of Alaskan crude oil on the U.S. West Coast, minus transportation costs from the North Slope to the West Coast, and minus further the direct, ordinary and necessary costs of exploring for, developing, and producing oil and gas deposits in Alaska, including those to which the Trust’s ORRI pertains. Consequently, we believe the agreement (the “Agreement”) set out in our letter of October 11, 2006 to the Bank, to which the Bank executed its concurrence on October 13, 2006, can and should remain the basic agreement for calculating the amount of Tax properly attributable to the Trust’s ORRI, with only limited modifications to reflect specific amendments in this new Act.

Ms. Ming J. Ryan, Vice President
The Bank of New York
December 21, 2007

Based on the Act, there is one immediate modification to be made to the Agreement. It is possible that an additional modification may need to be made once the Department of Revenue issues regulations under the Act sometime next year, as discussed below. First, the Agreement should be amended to reflect the changes under the Act to the basic and “progressivity” rates for the Tax. Section 15 of the Act (p. 11 line 24 — p. 12 line 2) changes the basic rate from 22.5% to 25%, while Section 17 of the Act (p. 12 line 26 — p. 13 line 10) changes the calculation of the “progressivity” rate. The change in base rate to 25% would be reflected by simply changing the 22.5% figure in Consensus Principle l.c) on page 2 of the Agreement to 25 percent. The changes to the calculation of the “progressivity” rate would involve replacing Consensus Principle l.b) on page 2 of the Agreement to reflect Section 17 of the Act. We believe the following accurately reflects Section 17 of the Act and propose it to replace Consensus Principle l.b):
b)	The tax rate for the “progressivity” portion of the New Tax under section 011(g), as amended, in chapter 55 of Title 43 of the Alaska Statutes[2] equals
(i)	zero if the simple average of the daily taxable values per barrel under “a)” above for a calendar month is not greater than $30 per barrel;

(ii)	0.4 percentage points times the amount by which the simple average of the taxable values per barrel under “a)” above for a calendar month exceeds $30 per barrel, if that average is greater than $30 per barrel and not greater than $92.50 per barrel; and

(iii)	the sum of 25 percentage points plus 0.1 percentage points times the amount by which the simple average of the taxable values per barrel under “a)” above for a calendar month exceeds $92.50, if that average is greater than $92.50 per barrel, provided that the sum under this subparagraph may not exceed 50 percentage points.
The $30 figure in (i) — (iii) of this paragraph is not subject to adjustment over time.
Footnote number 2 would not change from what it currently is under the Agreement. We propose the Bank, as Trustee, agree to modify and replace Consensus Principle l.b) as set forth in the October 11, 2006 letter, with the above language. Should the Bank wish to discuss this further, we would be happy to do so and can arrange a conference call to accomplish that.
As mentioned above, an additional modification of the Agreement mayor may not be necessary, depending on regulations to be adopted by the Alaska Department of Revenue to interpret and apply the amendments to AS 43.55.150 under Section 54 (p. 39 line 19 — p. 40 line 27) of the Act, and to AS 43.55.165(a) under Section 58 (p. 44 line 12 — p. 45 line 3) of the Act. The amendments to section 150 of the Tax allow DOR to limit deductible transportation costs for transportation by a regulated pipeline to something less than the tariff actually paid, while the amendments to section 165(a) of the Tax allow DOR to exclude by regulation certain categories of otherwise deductible lease expenditures, or a fixed percentage of them, from being deductible in determining the taxable value under the Tax. Depending on what those new regulations specifically provide, it may become necessary to modify Consensus Principle l.a) of the Agreement so that something less than the full amount of Chargeable Costs under Section 4.4 of the Conveyance is to be deducted in determining the “taxable value per barrel” under that Consensus Principle. Because of the uncertainty of what the new regulations may provide on this aspect of the Tax, we want the Bank to be aware of this issue and the potential for further modification of the Agreement.

Ms. Ming J. Ryan, Vice President
The Bank of New York
December 21, 2007

We shall keep the Bank informed about the status of those regulations as the Department of Revenue develops them and initiates the formal procedure to adopt them. At this time, however, there is nothing to justify a modification to Consensus Principle 1.a), and we will continue to operate under the current language of that principle,
Under the Act the changes described above to the basic and “progressivity” rates will be retroactive to July 1, 2007 once the Act becomes law. This puts us in a situation similar to the one we were in last year when Governor Murkowski signed the law in August but the changes in Tax under that legislation were retroactive to April 1, 2006. We believe the same considerations that led at that time to the prospective application of the rate changes for purposes of the amount of Tax chargeable against the Trust’s ORRI apply equally well now. Accordingly, the changes in the basic and “progressivity” rates of the Tax apply for Trust purposes to its ORRI production on and after December 20, 2007.
We are signing and mailing to you two counterpart originals of this letter. If the proposed modification to Consensus Principle 1.b), appearing on p 2 of this letter is acceptable to the Bank, please have a duly authorized officer of the Bank execute the “AGREEMENT AND APPROVAL” appearing below on behalf of the Bank in each counterpart, and then kindly send one fully executed counterpart original back to me for BPXA’s records. The other will be for the Bank’s records. As an interim confirmation pending my receipt of the original counterpart, I would ask you to email a scanned copy of it to Greg Youngmun, BPXA Senior Attorney.
While the modification to Consensus Principle l.b) addresses the changes to the basic and progressivity rate raised by the new Act, it is recognized there may be issues outside the matters contained in this letter affecting the Trust Unit holders’ and BPXA’s interests. This letter and the modification to Consensus Principle l.b) is not intended to waive any other rights, obligations or remedies available to the Bank, as Trustee or BPXA under law or the BP Prudhoe Bay Trust. Further, in the event of future amendments or changes to Alaska’s oil and gas production tax laws, or should the understanding of and agreement to the consensus principles on p. 2 be invalidated by operation of law or by a court of competent jurisdiction, BPXA and the Bank, as Trustee, expressly agree to reserve all rights, powers and remedies, they may have available to them under law or the BP Prudhoe Bay Royalty Trust.
Very truly yours,
BP EXPLORATION (ALASKA) INC.
/s/ Michael J. Utsler
Michael J. Utsler
BPXA Senior Vice President
Greater Prudhoe Bay

Ms. Ming J. Ryan, Vice President
The Bank of New York
December 21, 2007

AGREEMENT AND APPROVAL I, the undersigned, certify that I am an officer of The Bank of New York (“Bank”) duly authorized to execute this AGREEMENT AND APPROVAL, and in such capacity, I hereby acknowledge the accuracy of Consensus Principle l.b), as set forth on page 2 of the foregoing letter, and do agree to and approve that that principle on behalf of the Bank, as Trustee of the BP Prudhoe Bay Royalty Trust.

THE BANK OF NEW YORK, TRUSTEE OF THE BP PRUDHOE BAY ROYALTY TRUST

By	/s/ Ming J. Ryan

Name	Ming J. Ryan

Title	Vice President

Date	January 11, 2008